Law Offices of Stephen M. Fleming PLLC
403 MERRICK AVENUE, 2ND FLOOR  EAST MEADOW NY 11554
TEL  516 902 6567   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

April 23, 2008

H. Christopher Owings, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:      Semper Flowers, Inc.
Registration Statement on Form S-1
Filed February 11, 2008
File No. 333-149158

Dear Mr. Owings:

This firm is counsel to Semper Flowers, Inc. (the “Company”).  Below, please find our responses to your March 7, 2008 comment letter.

Registration Facing Page

1.           We note that you have not marked the box indicating that you are a smaller reportingcompany. However, from a description of your company, it appears that you are a smallerreporting company. Please revise your registration statement cover page or advise us why you believe that you are not a smaller reporting company.

Response

We have revised to check the box indicating that the Company is a smaller reportingcompany.

Prospectus Cover Page

2.           Please limit the disclosure on the cover page to the information set forth in Item 501 ofRegulation S-K.  In this regard, revise your cover page to remove the amount of revenuesyou generated for the fiscal year ended June 30, 2007.

Response

We have revised the cover page to remove the reference to Company’s revenue for theyear ended June 30, 2007.

Prospectus Summary

3.           Revise to clarify that the summary highlights "material" rather than "selected"information.

Response

We clarified that the summary highlights material rather than selected information.

4.           Please revise to quantify the amount of funding you will need to raise over the next 12months to continue in business and to implement your business plan of acquiring florists.

Response

We have revised to state that the Company’s cash reserve will be sufficient to fundoperations during the next 12 months.  Further, the Company intends to utilize itssecurities in connection with any proposed acquisition.

The Offering

5.           We note here and in your financial statements you disclose that you have 4,933,529shares outstanding. However, in your selling shareholders and security ownership ofcertain beneficial owners and management sections you base your disclosures on4,423,529 shares outstanding. Please revise your disclosures or advise us why it appropriate to use different numbers for shares outstanding-

Response

The correct number of shares outstanding is 4,933,529.  We have made the requiredchanges.

Risk Factors

Our working capital is limited….page 3

6.
Please revise to quantify your capital needs in the short term to provide additional context to this risk. Also clarify that Mr. Marquez and the unrelated third parties will have no obligation to fund the company. Please specify which unrelated third parties, if any may provide you with funding and discuss any agreements they have to provide funding. Please state that Mr. Marquez will not use proceeds from sales to fund the company since he is not identified as a selling shareholder.  Finally, you should clarify how completing this offering will address your working capital concerns since the company is not selling any securities in the offering.

Response

Please note the following:

•	The Company believes it has adequate cash on hand to fund operations for the next 12 months.
•	We removed the statement regarding funding from unrelated third parties and Mr. Marquez.

•	We have removed the language regarding completion of the offering as the offering is not related to our capital needs.

George Marquez, our director and sole executive officer.... page 5

7.           Please disclose the number of hours per week you expect Mr. Marquez will work on yourbehalf.

Response

Mr. Marquez devotes approximately 25 hours per week to the Company, which has beendisclosed.

Description of Business….page 10

8.           Please provide copies of the reports or studies that support the qualitative andcomparative statements contained in your prospectus. We note the following examples:

•	“Industry analysts expect the cut-flower wholesale business should remain strong...,"page 10;
•	"California tops the U.S. states in domestic flower production." page 10;
•	"direct marketers….represent a small percentage of the floral retail market." page 10; and
•	"Key trends in the floral retail market include:

•
the increasing role of floral direct marketers, particularly those marketing floral products over the Internet, which has resulted in increased orders for delivery to be placed through floral direct marketers versus traditional retail florists;

•	the advent of retail consumer companies that deliver unarranged boxed flowers via common courier with no involvement of retail florists; and

•	the increased presence of supermarkets and mass merchants, which has reduced the cash and carry floral business for the traditional retail florist"

These are only examples. Please tell us if the statement represents management's belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Response

We have revised to remove the statements or provide that such statements aremanagements belief if appropriate.

9.           Please discuss how your acquisition of The Absolute Florist fits with your acquisitionstrategy of acquiring "floral businesses that will provide reasonable cash flow" In thisregard, you should clarify what "reasonable" cash flow means and explain how your sole acquisition falls within this strategy given that it was not cash flow positive.

Response

We have removed the statement “floral businesses that will provide reasonable cashflow.”

10.
You state that you will acquire floral businesses that would benefit from "substantial cost reductions associated with consolidation, web based sales and call center servicing." Please indicate whether you have implemented any of these plans to date, how you will fund these services and whether your management has any experience related to offering these services

Response

We have revised the statement to provide that the Company will provide web based sales and call center servicing if the Company is able to raise additional capital in the future.

Management's Discussion and Analysis, page 12

11.	Please revise to provide a discussion of the results of operations of Semper Flowers, Inc. for the period from inception to December 31, 2007.

Response

As requested we have revised the MD&A to provide a discussion of the results from inception to December 31, 2007.

12.
Please expand your discussion of the results of operations of Absolute Florist, Inc. to explain the reasons for material changes in financial statement line items. For example, please explain why costs of sales as a percentage of sales improved in the period ended October 31, 2007.

Response

As requested we have revised the MD&A to explain the reasons for material changes in financial statement line items.

Plan of Operations

13.
Please explain why Mr. Marquez believes that the floral sector is undervalued and offers potential opportunities for growth, especially in light of your disclosure that the unit sales of fresh cut flowers has remained "essentially unchanged."

Response

We have removed the statement relating to the valuation of the sector and theopportunities for growth.

14.
Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated costs to achieve each event or milestone and delineate the timeframe for achieving each event or milestone.  Specifically, as it appears that a cornerstone of your strategy is the acquisition of small family owned florists; please discuss your projected need for acquisition financing and your present prospects for obtaining such financing.

Response

We have revised to discuss the Company’s milestones for the next 12 months.

Please note that the Company intends to utilize its securities in connection with anyacquisition.  As such, the Company does not expect to expend capital in connectionwith any such acquisition.

Plan of Operations - Semper Flowers, Inc.. page 14

15.	Some of your bullet points in this discussion appear identical to those in your description of business section on page 10. Please revise to eliminate unnecessary duplicative disclosure.

Response

We have revised to eliminate the duplicative disclosure.

Executive Officers and Directors, page 16

16.	Please provide the last five years of business experience for Mr. Marquez. See Item 401 (e) of Regulation S-K.	You have not included a discussion of his business experience from 2005 to the date of your prospectus.

Response

We have made the required change as requested.

Executive Compensation, page 17

17.	Please disclose in the summary compensation table the $100,000 in shares of common stock that were issued	to Mr. Marquez as compensation. See Item 402 of Regulation S-K.

Response

We have made the requested revision.

Security Ownership of Certain Beneficial Owners and Management, page 18

18.           Please disclose the natural person(s) that has the ultimate voting or investment controlover the shares held bySichenzia Ross Friedman Ference LLP.

Response

We revised the disclosure to provide that Sichenzia Ross Friedman Ference LLP is a lawfirm and that the Company is uncertain as to which partner has voting or investmentcontrol over the shares.

Where You Can Find More Information, page 20

19.           Please remove the reference to Form SB-2 in this section.

Response

We have removed the reference to Form SB-2 in this section.

Exhibits

20.	Please file as an exhibit to the registration statement the certificate of designation related to the 100,000 shares of preferred stock issued in connection with The Absolute Florist acquisition. See Item 601 of Regulation S-K.

Response

We have entered into an agreement with the former owner of Absolute Florist wherebythe shares of preferred stock were cancelled and the Company issued a promissory note.We have filed the note as an exhibit to the registration statement.

Report of Independent Registered Public Accounting Firm on the Financial Statements of Semper Flowers. Inc.. page F-l

21.
Please have your independent accountants revise the language regarding internal controls included in the scope paragraph of their report such that the language conforms more closely to the example report language provided in paragraph 88 of AU Section 9508.17 of the codification of Statements of Auditing Standards.

Response

The Independent Accountant’s report was revised in accordance with paragraph 88 of AUSection9508.17 of the codification of Statements of Auditing Standards.

Financial Statements of Semper Flowers, Inc. for the Period Ended December 31. 2007

General

22.           Please disclose your fiscal year end.

Response

The fiscal year end has been disclosed in Note 2 of the financial statements.

Note 2. Summary of Significant Accounting Policies, page F-6

Advertising, page F-7

23	Please disclose the dollar amount of advertising expenses for each period presented as well as the line item on the statement of operations that includes such costs. Refer to paragraph 49.c. of SOP 93-7.

Response

Advertising expenses have been disclosed in Note 2 of the financial statements.

Inventories, page F-7

24.           Please disclose the type of costs included in investor and cost of revenue.

Response

The disclosures for inventory and cost of revenue have been revised to clarify the typesof costs included in such amounts, and have been disclosed in Note 2 of the financialstatements as set forth below.

Inventories
Inventory consists primarily of fresh cut flowers, wrapping, vases, and stationary, and iscarried at the lower of average cost or market and consist of finished goods.

Cost of Sales
Cost of sales includes the costs of inventory sold during the period, including fresh cutflowers, gift items and packaging materials, the salaries and related expenses ofproduction and distribution personnel, and freight and delivery expenses.

Revenue Recognition, page F-7

25.
Please revise to provide a more company specific revenue recognition policy. In particular, please disclose whether revenue is recognized upon shipment or upon delivery to and acceptance by the customer.

Response

The Revenue Recognition policy was modified to better explain whether revenue is recognized upon shipment or upon delivery, and has been disclosed in Note 2 of the financial statements as set forth below.

Revenue Recognition
Retail sales for floral and specialty gift orders are recognized at the point of sale.  Sales tax is excluded from revenue.  Internet sales are recognized when the merchandize is delivered to the customer.  In circumstances where the criteria are not met, revenue recognition is deferred until resolution occurs.  The Company recognizes shipping and handling fees as revenue, and the related expenses as a component of cost of sales.

26.
Please revise your disclosure to clarify, if true, that fees charged for shipping and handling are included in revenues. Otherwise, please tell us how your treatment of these fees is consistent with the guidance in EITF 00-10.

Response

The Revenue Recognition policy was clarified (above) to include shipping and handlingfees as revenue, and has been disclosed in Note 2 of the financial statements.

Note 4. Equity Transactions, page F-10

27.
Please tell us in detail and revise your disclosure to clarify the terms of the common stock purchase warrant issued as consideration for legal fees. Please be sure to address the contractual life of the warrant, the conditions for exercise of the warrant, and the exercise price of the warrant. Revise the disclosure to clarify whether the warrant is for the purchase of 15 of the fully diluted shares of common stock outstanding on the date of issuance of the warrant, or whether it is for the purchase of 15 of the fully diluted shares of common stock outstanding on the date of exercise of the warrant. Tell us how you are accounting for the warrant and the basis in GAAP for your accounting. As the warrant agreement does not appear to contain a limit on the number of shares to be delivered in a share settlement, please refer for guidance to SFAS 133 and EITF 00-19, as applicable.

Response

The Company asserts that it had sufficient authorized and unissued shares to settle its obligations under the warrants and therefore, net-share settlement is within the control of the Company. Accordingly the warrants are considered to be the conventional debt under EITF 00-19.

Note 5. Income Taxes, page F-10

28.	Please disclose the nature of the permanent difference reflected in the reconciliation of the statutory tax rate	to the effective tax rate. Refer to paragraph 47 of SFAS 109.

Response

The permanent tax difference was clarified as stock based compensation.

Note 6.  Purchase of Subsidiary, page F-11

29.
Please tell us and disclose how you determined the acquisition cost of Absolute Florist, Inc. In your response and revised disclosure, please address: 1) how you determined the fair value of the preferred stock issued as purchase consideration; and 2) how you considered the $1,000 per month payment that you have agreed to pay the seller in determining the acquisition cost.

With respect to item 1), please be sure to explain the terms of the preferred stock that cause the per share fair value of the preferred stock to be significantly greater than the per share fair value of your common stock. In this regard, we note that you valued the preferred shares at $1.00 per share, whereas your common shares appear to have a fair value closer to $.05 per share, based on your recent sale of common shares for cash and your proposed initial public offering price.

With respect to item 2), please indicate the basis in GAAP for your accounting. If the monthly payments are not considered to be part of the purchase consideration, please tell us why and indicate how you plan to account for these payments.

Response

The monthly $1,000 represent coupon payments on the note held by Ms. Owens, and they will be recorded as an interest expense to the Company.  In addition Ms. Owens will be paid wages and (potentially) bonuses which will be recorded under “Payroll and benefits” on the income statement.

30.
Please tell us how you determined the fair value of each asset acquired and liability assumed in the acquisition of Absolute Florist, Inc. In doing so, tell us the process you undertook to identify any intangible assets that meet the criteria in paragraph 39 of SFAS 141 for recognition apart from goodwill, such as customer lists and related customer relationship intangibles and lease agreements. Refer, for guidance, to paragraphs 35 through 46 and Appendix A of SFAS 141.

Response

SFAS 141 requires the Company to allocate the purchase price first to identifiable assets and liabilities at market value, then to intangible but identifiable separate assets and liabilities, and allocate the remainder to Goodwill.  The Absolute Florist, Inc. is a “turnkey” neighborhood florist with deep roots, over twenty years, in the community.  Absolute Florist is located in an area which, according to the U.S. Census, residents are better educated, earn more, and are slightly younger (prime florist customers) than the national average.  The store has consistently both served life events (weddings, 'sweet sixteen’s', and funerals), and the mundane “I’m sorry” periodic flower arrangements.  Absolute Florist, regrettably, lacks the following valuable contractual assets: Customer contracts; Order backlog; Operating leases; License agreements; Royalty agreements; Employment contracts; and Trademarks and Patents.  In addition, Absolute Flowers lacks the following non-contractual yet separable assets such as Customer/subscriber lists or unpatented technology.  The store also lacks a valuable lease, and is rented on a month by month basis.  Given the above, the excess over identifiable assets and liabilities were categorized as goodwill.

Financial Statements of Absolute Florist, Inc. for Fiscal Years Ended June 30. 2007 and June 30. 2006 and the Interim Periods Ended October 31. 2007 and October 31. 2006 page F-14

General

31.           Please revise to comply with the applicable continents above.
Response

We acknowledge your comment.

Balance Sheets, page F-14

32.
Please explain why the balances of accounts receivable, inventory, prepaid rent, furniture and fixtures, net and accounts payable at October 31, 2007 are unchanged from the balances presented for these items at June 30, 2007.

Response

The balances for June 30, 2007, and October 31, 2007, were approximately the same.  No changes were made for nominal differences.

Statements of Operations, page F-15

33.	Please revise to provide for depreciation expense during the four month periods ended October 31, 2007 and October 31, 2006 or explain why you believe your current presentation is appropriate.

Response

No depreciation was recorded during these periods since such amounts we immaterial.

Statements of Cash Flows, page F-17

34.
Please show the activity within cash overdrafts as financing cash flows. The total amounts of cash and cash equivalents at the beginning and end of each period shown in the statement of cash flows should be the same amounts as the similarly titled line item on the balance sheet. Refer to SFAS 95.

Response

The Statement of Cash Flows was revised to account for overdrafts as financing, perSFAS 95.

Pro Forma Combined Financial Statements, page F-71

35.           Please revise to present pro forma earnings per common share for each period presented.

Response

The proforma EPS were revised to take into account the above changes.

36.
Please revise to make pro forma adjustments that give effect to the business combination using the purchase method of accounting. Such adjustments should be presented in a separate column to arrive at pro forma combined amounts Pro forma adjustments should be referenced to notes which clearly explain the nature of adjustments and were determined. Pro forma adjustments should include he adjustment of assets and liabilities to fair value and the recognition of intangible assets, with related changes in depreciation and amortization expense Pro forma adjustments should also include any new compensation contracts with management if new contracts were entered into as part of the acquisition agreement.

Response

On November 1, 2007, the Company executed and consummated a stock purchase agreement with the shareholder of The Absolute Florist, Inc. (“Absolute Florist”). Under the purchase agreement, the Company acquired all of the issued and outstanding capital stock of Absolute Florist. In consideration for the stock of Absolute Florist, the Company issued a Note Payable for $100,000 with a coupon of 12% of Semper Flowers, Inc, to Ms. Loretta B. Owens, the former shareholder of The Absolute Florist, Inc.

 SFAS 141 requires the Company to allocate the purchase price first to identifiable assets and liabilities at market value, then to intangible but identifiable separate assets and liabilities, and allocate the remainder to Goodwill.  The Absolute Florist, Inc. is a “turnkey” neighborhood florist with deep roots, over twenty years, in the community.  Absolute Florist is located in an area which, according to the U.S. Census, residents are better educated, earn more, and are slightly younger (prime florist customers) than the national average.  The store has consistently both served life events (weddings, 'sweet sixteen’s', and funerals), and the mundane “I’m sorry” periodic flower arrangements.  Absolute Florist, regrettably, lacks the following valuable contractual assets: Customer contracts; Order backlog; Operating leases; License agreements; Royalty agreements; Employment contracts; and Trademarks and Patents.  In addition, Absolute Flowers lacks the following non-contractual yet separable assets such as Customer/subscriber lists or unpatented technology.  The store also lacks a valuable lease, and is rented on a month by month basis.  Given the above, the excess over identifiable assets and liabilities were categorized as goodwill.

The cost to acquire The Absolute Florist, Inc. has been allocated to the net assets and liabilities acquired according to estimated fair values as follows:

Purchase price	$100,000
Total assets*	(2,342)
Total liabilities*	16956
Goodwill	$114,614
*Assets were reduced by the $22,875 "Due from Officer" and liabilities were reduced by $25,030 "Bank Loan Payable"

Goodwill will reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. No impairment loss was recognized during the reporting period. The Company has adopted Statement of Financial Accounting Standards No. 142, Goodwill and Intangible Assets. Impairment analysis will be performed when conditions or circumstances arise which merit such a review.  For the period ending December 31, 2007, no impairment entry was necessary.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,
/s/ Stephen M. Fleming
Stephen M. Fleming